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Consent of Independent Registered Public Accounting Firm

The Board of Directors of Alamos Gold Inc.
We consent to the use in this Annual Report on Form 40-F of:

•
our Report of Independent Registered Public Accounting Firm, dated February 20, 2019, with respect to the consolidated financial statements of Alamos Gold Inc.(the “Company”) comprising the consolidated statements of financial position of the Company as at December 31, 2018 and December 31, 2017 and the consolidated statements of comprehensive (loss) income, changes in equity and cash flows for each of the years then ended, and the related notes; and

•	our Report of Independent Registered Public Accounting Firm dated February 20, 2019 on the effectiveness of internal control over financial reporting as of December 31, 2018, each of which is included in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2018.
We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-206182 on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants, Licenced Public Accountants

March 22, 2019
Toronto, Canada

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